UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2020

ACELRX PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35068	41-2193603
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

351 Galveston Drive

Redwood City, CA 94063

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (650) 216-3500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	ACRX	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On May 27, 2020, AcelRx Pharmaceuticals, Inc., a Delaware corporation (“AcelRx”), Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase”), and Consolidation Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of AcelRx (“Merger Sub”), entered into an amendment (the “Amendment”) to the Agreement and Plan of Merger dated March 15, 2020 by and among AcelRx, Tetraphase and Merger Sub (the “Merger Agreement”). Pursuant to the Merger Agreement, as amended by the Amendment, Merger Sub will be merged with and into Tetraphase (the “Merger”), with Tetraphase continuing as the surviving corporation and an indirect wholly-owned subsidiary of AcelRx.

Pursuant to the Amendment, AcelRx and Tetraphase have agreed to amend the terms of the Merger Agreement to provide that, among other things:

•

at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Tetraphase issued and outstanding immediately prior to the Effective Time (other than shares owned by AcelRx, Merger Sub or Tetraphase or any direct or indirect wholly-owned subsidiary of AcelRx or Tetraphase or by stockholders of Tetraphase who have exercised and perfected their statutory rights of appraisal under Delaware law) will be automatically converted into the right to receive (a) $0.2434 in cash (subject to adjustment as set forth below, the “Cash Consideration”), without interest and less any applicable withholding taxes, (b) 0.7217 (subject to adjustment as set forth below, the “Exchange Ratio”) of a share of common stock, par value $0.001 per share, of AcelRx (the “AcelRx Common Stock”), plus (c) one contractual contingent value right (a “CVR”) to receive the consideration set forth in the Revised CVR Agreement (as defined below) (the Cash Consideration, the Exchange Ratio and CVR together, the “Merger Consideration”);

•	the Cash Consideration will be adjusted to the extent the Company Net Cash (as defined in the Merger Agreement) is less than $5,000,000 (up to an aggregate amount of $2,627,527);

•	the Exchange Ratio will be adjusted to the extent the Company Net Cash (as defined in the Merger Agreement) is less than $2,372,473; and

•	the termination fee Tetraphase may be required to pay AcelRx under specified circumstances as set forth in the Merger Agreement is increased from $810,000 to $1,441,000.

The Tetraphase board of directors has approved the Merger and the amended terms of the Merger in the Amendment, has determined that, as a result of the Amendment, the proposal received by Tetraphase on May 21, 2020 from Melinta Therapeutics, Inc. is not superior and has recommended the adoption of the Merger Agreement, as amended by the Amendment, by the Tetraphase stockholders.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. Other than as expressly modified pursuant to the Amendment, the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) by AcelRx on March 16, 2020, remains in full force and effect as originally executed on March 15, 2020.

The Amendment and the foregoing description of the Amendment have been included to provide investors and stockholders with information regarding its terms. The representations and warranties contained in the Amendment were made only for the purposes of the Amendment as of specific dates, are solely for the benefit of the parties, and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to investors or stockholders, among other limitations. The representations and warranties were made for the purposes of allocating contractual risk among the parties to the Amendment and should not be relied upon as a disclosure of factual information relating to AcelRx or Tetraphase. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amendment, which subsequent information may or may not be fully reflected in public disclosures.

Revised Form of Contingent Value Rights Agreement

In connection with the Amendment, AcelRx and Tetraphase also agreed to a revised form of Contingent Value Rights Agreement (the “Revised CVR Agreement”) with Computershare, Inc. governing the terms of the CVRs, which will be entered into at or prior to the Effective Time. Pursuant to the Revised CVR Agreement, the CVRs now represent an aggregate right to receive up to $14.5 million in cash (instead of $12.5 million in stock and cash under the original form of CVR Agreement), without interest and less any applicable withholding taxes, in contingent consideration, conditioned upon the achievement of specified levels of annual net sales of XERAVA as follows:

•	a one-time payment of $2.5 million upon the achievement of specified annual net sales of XERAVA in 2021;

•	a one-time payment of $4.5 million upon the achievement of specified annual net sales of XERAVA in any calendar year ending on or before December 31, 2024; and

•	a one-time payment of $7.5 million upon the achievement of specified annual net sales of XERAVA in any calendar year ending on or before December 31. 2024.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net sales of XERAVA and do not necessarily reflect anticipated net sales of XERAVA. There can be no assurance that such levels of net sales will occur or that any or all of the payments in respect of the CVRs will be made.

The right to such contingent consideration as evidenced by the Revised CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the Revised CVR Agreement. The foregoing description of the Revised CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Revised CVR Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Amendment to Voting Agreements

Concurrently with execution of the Amendment, AcelRx and certain stockholders of Tetraphase representing approximately 20% of the voting power of Tetraphase entered into separate amendments to the Voting Agreements dated March 15, 2020 by and between AcelRx, Merger Sub and each such stockholder (each such amendment, an “Amendment to Voting Agreement”). Pursuant to the Voting Agreement, as amended by the Amendment to Voting Agreement, each stockholder agreed, among other things, to vote the shares of Tetraphase common stock beneficially owned by such stockholder in favor of adoption of the Merger Agreement, as amended by the Amendment, and against any acquisition proposal or liquidation or dissolution of Tetraphase, as well as such other matters set forth in the Voting Agreement, as amended.

Pursuant to the Voting Agreement, as amended, each stockholder that is a party thereto has also agreed to (i) exchange certain outstanding Tetraphase common stock warrants for a fixed amount of cash consideration and number of shares of AcelRx common stock and (ii) exchange certain outstanding Tetraphase pre-funded common stock warrants for a specified percentage of the Merger Consideration.

The foregoing description of the Amendment to Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Amendment to Voting Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference. Other than as expressly modified pursuant to the Amendment to Voting Agreement, the Voting Agreement, a form of which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by AcelRx on March 16, 2020, remains unchanged.

Item 8.01	Other Events

On May 27, 2020, AcelRx issued a press release announcing the entry into the Amendment. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

2.1	Amendment to Agreement and Plan of Merger, dated as of May 27, 2020, by and among the Registrant, Tetraphase and Merger Sub

10.1	Form of Revised CVR Agreement

10.2	Form of Amendment to Voting Agreement

99.1	Press release, dated May 27, 2020

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements, including, but not limited to, statements relating to AcelRx’s intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future, or statements relating to the consummation of the proposed transaction and the other transactions described above and the potential benefits of such transactions. These statements may be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or the negative of these words or other comparable terminology. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied by such statements, including the risk AcelRx may not be able to close the acquisition of Tetraphase or achieve the expected benefits and cost synergies from the transactions, that actions taken by competing bidders for Tetraphase or fluctuations in the market price of AcelRx’s common stock could delay or prevent the consummation of the proposed transaction, or that the impacts AcelRx is experiencing from the ongoing COVID-19 pandemic may be prolonged or exacerbated. In addition, such risks and uncertainties may include, but are not limited to, those described in AcelRx’s annual, quarterly and current reports (i.e., Form 10-K, Form 10-Q and Form 8-K) as filed or furnished with the SEC. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date such statements were first made. AcelRx’s SEC reports are available at www.acelrx.com under the “Investors” tab. Except to the extent required by law, AcelRx undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

In connection with the proposed transaction between AcelRx and Tetraphase, AcelRx has filed with the SEC a registration statement on Form S-4 (No. 333-237584) (the “Registration Statement”) containing a document constituting a prospectus of AcelRx and a proxy statement of Tetraphase. The Registration Statement was declared effective by the SEC on April 24, 2020, and Tetraphase mailed the definitive proxy statement/prospectus to the stockholders of Tetraphase on or about April 28, 2020. AcelRx and Tetraphase also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are or will be able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed or that will be filed by AcelRx or Tetraphase with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AcelRx are available free of charge within the Investors section of AcelRx’s website at http://ir.acelrx.com. Copies of the documents filed with the SEC by Tetraphase are available free of charge within the Investors section of Tetraphase’s website at https://ir.tphase.com/investor-relations.

Participants in the Solicitation

Each of AcelRx and Tetraphase and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about AcelRx’s directors and executive officers is included in the definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on April 24, 2020, as amended. Investors may obtain free copies of these documents from AcelRx or Tetraphase as indicated above.

No Offer or Solicitation

This communication is being made in respect of the proposed transaction involving AcelRx and Tetraphase. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2020	ACELRX PHARMACEUTICALS, INC.

	By:	/s/ Raffi Asadorian
Raffi Asadorian
Chief Financial Officer